SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  1)*
Vertiv Holdings Co
(Name of Issuer)
Class A common stock, $0.0001 par value;
Redeemable warrants to purchase Class A common stock;
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one third of one redeemable warrant to purchase one share of Class A common stock
(Title of Class of Securities)
92537N108; 92537N116; 92537N207
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x]            Rule 13d-1(b)
[ ]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON

Locust Wood Capital Advisers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

3,107,727 (1)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

3,107,727 (1)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,107,727 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (2)

12.	TYPE OF REPORTING PERSON

IA

(1)
Consisting of (i) 2,504,840 shares of Class A Common Stock, (ii)  548,687 shares of Class A Common Stock issuable upon the exercise of 548,687 redeemable warrants and (iii) 54,200 shares of Class A Common Stock in connection with the Units (consisting of 40,650 Units, which represent (x) 40,650 shares of Class A Common Stock and (y) 13,550 shares of Class A Common Stock issuable upon the exercise of the redeemable warrants associated with the Units). See Item 4(a) below for a full description of the Reporting Person’s beneficial ownership.

(2)
This percentage is based on a denominator that is equal to the sum of (i) 328,973,942 shares of Class A Common Stock outstanding as of November 4, 2020, as disclosed in the Issuer’s 10Q filed with the Securities and Exchange Commission on November 5, 2020 and (ii) 562,237 shares of Class A Common Stock issuable upon the exercise of the redeemable warrants and the redeemable warrants associated with the Units.

This Schedule 13G reflects the beneficial ownership of the Reporting Person (as defined below) as of December 31, 2020.
Item 1(a).	Name of Issuer:
Vertiv Holdings Co (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
1050 Dearborn Dr, Columbus, Ohio 43085
Item 2(a).	Name of Person Filing:
This statement is filed by Locust Wood Capital Advisers, LLC (the “Reporting Person”), a Delaware limited liability company registered as an investment adviser with the Securities and Exchange Commission, which serves as the investment manager to certain investment funds and/or accounts (the “Funds”), with respect to the Securities (as defined in Item 2(d) below) held by the Funds.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address for the Reporting Person is 1540 Broadway, Suite 1510, New York, NY 10036.
Item 2(c).	Citizenship:
Locust Wood Capital Advisers, LLC is a Delaware limited liability company.
Item 2(d).	Title of Class of Securities:
Class A Common stock, par value $0.0001 par value (the “Class A Common Stock”), Redeemable warrants to purchase Class A common stock (the “Warrants”) and Units, each consisting of one share of Class A common stock, $0.0001 par value, and one third of one redeemable warrant to purchase one share of Class A common stock (the “Units” and, collectively with the Class A Common Stock and the Warrants, the “Securities”).
Item 2(e).	CUSIP Number:
92537N108; 92537N207; 92537N116
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[x]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                          Ownership.
(a)	Amount beneficially owned by the Reporting Person as of December 31, 2020:
3,107,727 shares of Common Stock, consisting of (i) 2,504,840 shares of Class A Common Stock, and (ii) 548,687 shares of Class A Common Stock issuable upon the exercise of 548,687 redeemable warrants and (ii) 54,200 shares of Class A Common Stock in connection with the Units (consisting of 40,650 Units, which represent (x) 40,650 shares of Class A Common Stock and (y) 13,550 shares of Class A Common Stock issuable upon the exercise of the redeemable warrants associated with the Units).
(b)	Percent of Class:
The following percentage is based on a denominator that is equal to the sum of (i) 328,973,942 shares of Class A Common Stock outstanding as of November 4, 2020, as disclosed in the Issuer’s 10Q filed with the Securities and Exchange Commission on November 5, 2020 and (ii) 562,237 shares of Class A Common Stock issuable upon the exercise of the redeemable warrants and the redeemable warrants associated with the Units.
As of December 31, 2020, the Reporting Person beneficially owned approximately less than 1% of the outstanding shares of Common Stock, including 562,237 shares of Class A Common Stock issuable upon the exercise of the warrants and the warrants associated with the Units.
(c)	Number of shares as to which such person has:
(i)            Sole power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(ii)            Shared power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(iii)            Sole power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
(iv)            Shared power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
All of the Securities reported in this Schedule 13G are directly owned by the Funds, which are managed on a discretionary basis by the Reporting Person.  None of the Funds is individually deemed to beneficially own more than 5% of the Securities.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  February 16, 2021
LOCUST WOOD CAPITAL ADVISERS, LLC

By:	/s/ Paul Morris
	Name:	Paul Morris,
	Title:	Chief Operating Officer and Chief Compliance Officer